Exhibit 99.5

NICE inContact CXone Wins Customer Experience Innovation Award

CXone honored by CUSTOMER Magazine as a best-in-class solution that improves customer relationships

Salt Lake City, March 7, 2019 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that NICE inContact CXone, the world’s #1 cloud customer experience platform, has been named by TMC as a 2018 Customer Experience Innovation Award winner. The Customer Experience Innovation Award, presented by TMC’s CUSTOMER magazine, recognizes best-in-class companies setting the standard in delivering exceptional customer experiences through all channels.

Customers today place a high premium on seamless, engaging experiences with brands. The challenge for organizations operating in the experience economy is to deliver these experiences consistently across a growing number of channels. CXone, a unified cloud customer experience platform, supports businesses of all sizes as they look to move to the cloud via proven, enterprise class software. Through best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation, CXone creates exceptional experiences for customers and agents alike.

“Success in the experience economy hinges on a brand’s ability to build powerful, exceptional customer experiences and then replicate those experiences consistently across any and every channel – digital and voice,” said Paul Jarman, CEO of NICE inContact. “As a complete and unified solution, NICE inContact CXone powers engaging connections between agents and customers, regardless of channel. CUSTOMER Magazine’s recognition of CXone demonstrates the value of a truly holistic approach to customer experience.”

The 2018 Customer Experience Innovation Award follows several prestigious recognitions for CXone, including the 2019 BIG Innovation Award and multiple leading industry analyst firms recognizing CXone and NICE inContact.

“Congratulations to NICE inContact for receiving a 2018 Customer Experience Innovation Award. NICE inContact CXone has been selected for enhancing the customer experience and improving business relationships,” said Rich Tehrani, CEO, TMC. “We’re pleased to recognize this achievement.”

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by  the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.